

March 22, 2024

Darren Zeidel
EVP and General Counsel
Aon plc
Metropolitan Building
James Joyce Street
Dublin 1, Ireland D01 K0Y8

> **Re: Aon plc**
> **Registration Statement on Form S-4**
> **Filed February 26, 2024**
> **File No. 333-277342**

Dear Darren Zeidel:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

The Transaction
Structure of the Transaction, page 41

1. Please revise the pre- and post-merger organizational charts presented in this section to include specific detail on the entities participating in the merger, including jurisdictions of incorporation and percentage of ownership. Revise to show what percentage of the combined company will be owned by current shareholders of Aon and NFP. In addition, within the existing chart or a separate chart include information about the following entities and their respective shareholders as applicable: (1) the NFP Parent Co., LLC, (2) NFP Holdings, LLC, (3) NFP Intermediate Holdings A Corp., and (4) NFP Ultimate Parent and their ownership. Identify the shareholders of the NFP Ultimate Parent or advise.

<u>Accounting Treatment of the Transaction, page 55</u>

2.   We note that you have not included historical financial statements for NFP and related pro forma financial information. Please provide us with your significance test calculations and an accompanying analysis supporting your determination that NFP's financial statements and pro forma information are not required pursuant to Rule 3-05 and Article 11 of Regulation S-X. In your response, include the following:
  • Provide us with the details of your calculations and amounts used for each test and further, specify the dates that the amounts used in your calculations are based upon.
  • In regards to the investment test calculation, clarify how you determined the aggregate worldwide market value.

3.   We note your disclosure on page 45 indicates a fixed purchase price of $12.75 billion. However, we also note disclosure in your Form 8-K filed on December 20, 2023 indicates a total estimated purchase price of $13.4 billion. Please tell us and revise your disclosures to clarify which is the final estimated purchase price. In addition, tell us and explain which purchase price amount you used in connection with your investment significance test above.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     Please contact Sarmad Makhdoom at 202-551-5776 or Lory Empie at 202-551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Jin Baek, Esq.